REED’S, INC.
13000 SOUTH SPRING STREET
LOS ANGELES, CA 90061

November 19, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249

Attn:	John Reynolds, Assistant Director
Damon Colbert, Staff Attorney

RE:	Reed’s, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed on October 31, 2008
File No. 333-146012

Gentlemen:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 10, 2008. We have reproduced the Staff’s comments for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

Risk Factors, page 5

1. We note your response to comment one of our letter dated August 21, 2008 and the revised disclosure on page 15. Please revise where appropriate to summarize the status of the remediation efforts described on pages 38 and 39 of your Form 10-KSB filed April 15, 2008. For example, in your Form 10-KSB, you describe remediation efforts for different systems, reviews, procedures, and other items with anticipated completion dates ranging from the second quarter of 2008 to the fourth quarter of 2008. Please revise your registration statement to briefly describe the status of these efforts.

Response: We have revised our registration statement accordingly.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Exhibits

2. We note that you changed the term “internal control over financial reporting” to “internal controls” in the certification required by Exchange Act Rule 13a-14(a). In future filings, the certification should comply fully with Item 601(b)(31)(i) of Regulation S-K.

3. Response: We have made note of your comment. In future filings, the certification will comply fully with Item 601(b)(31)(i) of Regulation S-K.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Ruba Qashu at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

REED’S, INC.

/s/ Christopher J. Reed
Christopher J. Reed
Chief Executive Officer